EXHIBIT 11

CSB BANCORP, INC.

EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2004	2003	2004	2003
Basic Earnings Per Share
Net income	$606,490	$571,614	$1,127,941	$1,169,446
Weighted average common shares	2,644,350	2,634,732	2,644,350	2,633,982

Basic Earnings Per Share	$0.23	$0.21	$0.43	$0.44

Diluted Earnings Per Share
Net income	$606,490	$571,614	$1,127,941	$1,169,446
Weighted average common shares	2,644,350	2,634,732	2,644,350	2,633,982
Weighted average effect of assumed stock options	4,206	4,072	3,954	4,072

Total	2,648,556	2,638,804	2,648,304	2,638,054

Diluted Earnings Per Share	$0.23	$0.21	$0.43	$0.44

43.